Exhibit 99.1

No. 5 New Square Bedfont Lakes Business Park Feltham, Middlesex TW14 8HA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 11, 2016

Dear Shareholder:

It is my pleasure to invite you to attend Nomad Foods Limited’s 2016 Annual Meeting of Shareholders (the “Annual Meeting”). The meeting will be held on June 16, 2016, at 9:00 a.m. London time, at the Garden Inn Hotel, London Heathrow Airport, Eastern Perimeter Rd., Hounslow, Greater London TW6 2SQ. At the meeting, you will be asked to:

1.	Elect ten members of the Board of Directors for a one-year term expiring at the 2017 Annual Meeting of Shareholders.

2.	Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2016 fiscal year.

3.	Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.

Only shareholders of record as of the close of business on May 6, 2016 may vote at the Annual Meeting. It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you may hold. Whether or not you plan to attend, we encourage you to vote as promptly as possible. Shareholders of record as of May 6, 2016 are entitled to vote at the meeting in one of the following ways:

By Telephone	By Internet	By Mail	In Person

You can vote by calling 1-800-652-VOTE (8683) from the US, US Territories and Canada or 1-781-575-2300 if you are outside the US. You will need your 16-digit control number on your proxy card or voting instruction form.	You can vote online at www.investorvote.com/NOMD. You will need your 16-digit control number on your proxy card or voting instruction form.	You can vote by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope.	You can vote in person. For instructions on attending the Annual Meeting in person, please see page 2.

We look forward to seeing you on June 16, 2016.

Sincerely,

Martin E. Franklin

Co-Chairman of the Board of Directors

This Notice, the Proxy Statement, including the Form of Proxy, and our 2015 Annual Report are first being mailed to shareholders on or about May 11, 2016.

Nomad Foods	2016 Proxy Statement

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No. 5 New Square Bedfont Lakes Business Park Feltham, Middlesex TW14 8HA

PROXY STATEMENT

The Board of Directors (the “Board”) of Nomad Foods Limited (“we,” “us,” “Nomad” or the “Company”) is soliciting proxies to be voted at the 2016 Annual Meeting of Shareholders. By using a proxy, you can vote even if you do not attend the Annual Meeting. This proxy statement describes the matters on which you are being asked to vote and provides information on the matters so you can make an informed decision.

QUESTIONS AND ANSWERS

Q:	What am I voting on?

A:	At the Annual Meeting you will be asked to vote on the following proposals. Our Board recommendation for each of these proposals is set forth below.

Proposal	Board Recommendation
1. To elect ten members of the Board of Directors, each to hold office for a one-year term expiring at the 2017 Annual Meeting of Shareholders.	FOR each Director Nominee

2. To ratify the selection of PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the 2016 fiscal year.	FOR

We will also consider other business that properly comes before the meeting in accordance with the laws of the British Virgin Islands (“BVI law”) and our Memorandum and Articles of Association (the “Memorandum and Articles”).

Q:	Who can vote?

A:	Holders of our ordinary shares, no par value, (the “Ordinary Shares”) and of our founder preferred shares, no par value, (the “Preferred Shares”), which we sometimes collectively refer to as the “Shares”, at the close of business on May 6, 2016 (the “Record Date”) are entitled to vote their Shares at the Annual Meeting.

Q:	How many votes are eligible to be cast at the Annual Meeting?

A:	As of the Record Date, there were 182,065,410 Ordinary Shares and 1,500,000 Preferred Shares issued, outstanding and entitled to vote. Each Ordinary Share and each Preferred Share carries the right to one vote on the matter to be voted on at the Annual Meeting.

Q:	What rules govern our Annual Meeting and the voting process?

A:

We will hold our Annual Meeting in accordance with the corporate governance practices of the British Virgin Islands and our Memorandum and Articles. As we are a foreign private issuer, as defined by the rules of the Securities and Exchange Commission (the “SEC”), we are exempt

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PROXY STATEMENT

from the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the New York Stock Exchange (“NYSE”) related to the furnishing and content of proxy statements. In addition, as a foreign private issuer, we are generally not required to follow the voting requirements applicable to domestic issuers under the NYSE rules.

Q:	What constitutes a quorum, and why is a quorum required?

A:	We are required to have a quorum of shareholders present to conduct business at the meeting. The presence at the meeting, in person or by proxy, of one shareholder entitled to vote on the matter to be presented will constitute a quorum, permitting us to conduct the business of the meeting.

Q:	What is the difference between a “shareholder of record” and a “street name” holder?

A:	If your Shares are registered directly in your name with our transfer agent, Computershare, you are considered a “shareholder of record” or a “registered shareholder” of those Shares. If your Shares are held in a stock brokerage account or by a bank, trust or other nominee or custodian (each, a “Broker”), you are considered the “beneficial owner” of those Shares, which are held in “street name.”

Q:	How do I vote?

A:	If you are a shareholder of record, you may vote:

•	By Internet. The enclosed proxy card indicates the website you may access for Internet voting. The Internet voting system allows you to confirm that the system has properly recorded your votes.

•	By Telephone. If you are located in the United States, United States territories or Canada, you can vote your proxy by calling 1-800-652-VOTE (8683). If you are located outside the United States, you can vote by calling 1-781-575-2300. If you vote by telephone, you do not need to return your proxy card.

•	By Mail. If you are located in the United States, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope to ensure delivery. In order to ensure that your vote is received on or prior to the date of the Annual Meeting, we recommend that your proxy card be returned to us by overnight mail.

•	In Person at the Annual Meeting. If you attend the Annual Meeting, we will give you a ballot when you arrive. Even if you plan to attend the Annual Meeting, we encourage you to vote your Shares by proxy so that your vote will be counted if you later decide not to attend the meeting.

If you are a beneficial owner, you must follow the voting procedures of your Broker.

Q:	What are the requirements to elect the director nominees?

A:	The affirmative vote of a majority of shares present and entitled to vote at the Annual Meeting is required in order for a director to be elected.

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PROXY STATEMENT

Q:	What are the requirements for ratification of PwC as our independent registered public accounting firm?

A:	The affirmative vote of a majority of shares present and entitled to vote at the Annual Meeting is required for the ratification of PwC as our independent registered public accounting firm for the 2016 fiscal year.

Q:	What if I am a beneficial owner and I do not give the nominee voting instructions?

A:	If you are a beneficial owner and your Ordinary Shares are held in “street name,” the Broker is bound by the rules of the NYSE regarding whether or not it can exercise discretionary voting power for any particular proposal if the Broker has not received voting instructions from you. Brokers have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. A broker non-vote occurs when a Broker returns a proxy but does not vote on a particular proposal because the Broker does not have discretionary authority to vote on the proposal and has not received specific voting instructions for the proposal from the beneficial owner of the shares. Broker non-votes are not counted as votes cast.

The ratification of the appointment of PwC as our independent registered public accounting firm for the 2016 fiscal year is considered routine, and if you do not submit voting instructions, your Broker may choose, in its discretion, to vote or not vote your shares on the ratification. Election of directors is not considered routine, and your broker may not exercise discretion to vote your shares for or against director nominees absent your voting instructions.

Q:	What if I sign and return my proxy without making any selections?

A:	If you sign and return your proxy without making any selections, your Ordinary Shares or Preferred Shares will be voted “FOR” each of the director nominees and “FOR” the ratification of the appointment of PwC as our independent registered public accounting firm for the 2016 fiscal year. If other matters properly come before the meeting, the persons named as proxy holders, Stéfan Descheemaeker and Paul Kenyon will have the authority to vote on those matters for you at their discretion. If your Ordinary Shares are held in “street name,” see the question above on how to vote your Shares.

Q:	How do I change my vote?

A:	A shareholder of record may revoke his or her proxy by giving written notice of revocation to Computershare before the meeting, by delivering a later-dated proxy (either in writing, by telephone or over the Internet), or by voting in person at the Annual Meeting.

If your Ordinary Shares are held in “street name,” you may change your vote by following your Broker’s procedures for revoking or changing your proxy.

Q:	What shares are covered by my proxy card?

A:	Your proxy reflects all Ordinary Shares or Preferred Shares owned by you at the close of business on May 6, 2016.

Q:	What does it mean if I receive more than one proxy card?

A:	If you receive more than one proxy card, it means that you hold Ordinary Shares in more than one account. To ensure that all of your Ordinary Shares are voted, you should sign and return each proxy card. Alternatively, if you vote by telephone or via the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

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PROXY STATEMENT

Q:	Who can attend the Annual Meeting?

A:	Only holders of Ordinary Shares or Preferred Shares and our invited guests are permitted to attend the Annual Meeting. To gain admittance, you must bring a form of government-issued identification to the meeting, where your name will be verified against our shareholder list. If a Broker holds your Ordinary Shares and you plan to attend the meeting, you should bring a brokerage statement showing your ownership of the Ordinary Shares as of the Record Date or a letter from the Broker confirming such ownership, and a form of government-issued identification. If you wish to vote your Ordinary Shares that are held by a Broker at the meeting, you must obtain a proxy from your Broker and bring such proxy to the meeting. Cameras and other recording devices will not be permitted at the Annual Meeting.

Q:	If I plan to attend the Annual Meeting, should I still vote by proxy?

A:	Yes. Casting your vote in advance does not affect your right to attend the Annual Meeting. If you send in your proxy card and also attend the meeting, you do not need to vote again at the meeting unless you want to change your vote. Written ballots will be available at the Annual Meeting for shareholders of record.

Q:	How can I access the Company’s public filings with the SEC?

A:	You may access any of our public filings with the SEC through the Investor – SEC Filings link on our website at www.nomadfoods.com.

Q:	What should I do if I have other questions?

A:	If you have additional questions about this proxy statement or the Annual Meeting or would like additional copies of this proxy statement, please contact: Nomad Foods Limited, No. 5 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, Attention: Secretary, Telephone: +(44) 208 918 3200.

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PROPOSAL I — ELECTION OF DIRECTORS

Introduction

Our Memorandum and Articles provides that our Board must be composed of at least one director. Our Board currently consists of ten directors. Pursuant to our Memorandum and Articles and a resolution of directors, our directors are appointed at the annual meeting of shareholders for a one year term, with each director serving until the annual meeting of shareholders following his or her election.

Upon the recommendation of the Nominating and Corporate Governance Committee of our Board, our Board has nominated the following persons for election at the Annual Meeting, each for a one-year term that expires at the 2017 Annual Meeting: (i) Stéfan Descheemaeker, (ii) Paul Kenyon, (iii) Martin E. Franklin, (iv) Noam Gottesman, (v) Ian G.H. Ashken, (vi) Jeremy Isaacs CBE, (vii) James E. Lillie, (viii) Lord Myners of Truro CBE, (ix) Victoria Parry, and (x) Brian Welch. Each nominee has consented to serve if elected. Each of these nominees, with the exception of Mr. Ashken, currently serves as a director of the Company. John Coyle, a current director of the Company, is not standing for re-election at the Annual Meeting.

Nomination of Directors by Preferred Shareholders

In addition to our Board, initial holders of 20% or more of our Preferred Shares are entitled to nominate, and the Board is required to appoint, a person as director. If such holder notifies the Company in writing to remove any director nominated by him or her, the other directors must remove such director, and the holder will have the right to nominate a director to fill the resulting vacancy. In the event an initial holder ceases to be a holder of Preferred Shares or holds less than 20% of the Preferred Shares in issue, such initial holder will no longer be entitled to nominate a person as a director, and the holders of a majority of the Preferred Shares in issue will be entitled to exercise that initial holder’s former rights to appoint a director instead. Of the outstanding Preferred Shares, 50% are held by an entity affiliated with Mr. Franklin and 50% are held by an entity affiliated with Mr. Gottesman. Although each of Mr. Franklin and Mr. Gottesman serve on the Board, neither of them nominated any persons to serve as directors of the Company at this time.

Director Qualifications

We believe that each of our nominees has the experience, skills and qualities to fully perform his or her duties as a director and to contribute to our success. Each of our nominees is being nominated because he or she adheres to the highest standards of personal integrity and possesses excellent interpersonal and communication skills, is highly accomplished in his or her field, has an understanding of the interests and issues that are important to our shareholders and is able to dedicate sufficient time to fulfilling his or her obligations as a director. Our nominees as a group complement each other and each other’s respective experiences, skills and qualities.

Each nominee’s principal occupation and other pertinent information about the particular experience, qualifications, attributes and skills that led the Board to conclude that such person should serve as a director appears on the following pages.

The Board recommends a vote FOR the election of each of the following director nominees.

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PROPOSAL – ELECTION OF DIRECTORS >  NOMINEES FOR DIRECTOR

NOMINEES FOR DIRECTOR

STÉFAN DESCHEEMAEKER

Stéfan Descheemaeker was appointed as the Chief Executive Officer of the Company and of Iglo on June 1, 2015. He was previously at Delhaize Group SA, the international food retailer, where he was Chief Financial Officer between 2008 and 2011 before becoming Chief Executive Officer of its European division until October 2013. Since leaving Delhaize Group SA, Mr. Descheemaeker has taken on board positions with Telenet Group Holdings N.V. and Group Psychologies, served as an industry advisor to Bain Capital and been a professor at the Université Libre de Bruxelles. Between 1996 and 2008, Mr. Descheemaeker was at Interbrew (now Anheuser-Busch Inbev) where he was Head of Strategy & External Growth responsible for managing M&A and strategy, during the time of the merger of Interbrew and AmBev in 2004, and prior to that he held operational management roles as Zone President in the U.S., Central and Eastern Europe, and Western Europe. Mr. Descheemaeker started his career with Cobepa, at that time the Benelux investment company of BNP-Paribas. Mr. Descheemaeker currently serves as a Director on the Board of Anheuser-Busch InBev, a position he has held since 2008.

Director Since: 2015 Age: 55
PAUL KENYON

Paul Kenyon was appointed as Chief Financial Officer of the Company on June 1, 2015, having previously served as Chief Financial Officer of Iglo since June 2012. Mr. Kenyon joined the Iglo Group from AstraZeneca PLC where his most recent role was CFO for AstraZeneca’s Global Commercial business. Prior to that, Mr. Kenyon spent three years as Senior Vice President, Group Finance and for a period held the role of Chairman of AstraTech, AstraZeneca’s medical technology subsidiary, concluding with its successful disposal. Mr. Kenyon’s prior career includes a broad range of senior finance roles at Allied Domecq PLC as well as experience gained at Mars, Incorporated and Courtaulds PLC. Mr. Kenyon is a Fellow of the Chartered Institute of Management Accountants.

Director Since: 2015 Age: 52
MARTIN E. FRANKLIN

Martin E. Franklin was the founder of Jarden Corporation, a broad based consumer products company (“Jarden”), and served as its Executive Chairman from June 2011 until the consummation of Jarden’s business combination with Newell Rubbermaid, Inc. (now known as Newell Brands Inc. (“Newell”)) in April 2016. In April 2016, Mr. Franklin joined the board of Newell. Mr. Franklin was appointed to Jarden’s board of directors in June 2001 and served as its chairman and chief executive officer from September 2001 until June 2011. Prior to joining Jarden Corporation, Mr. Franklin served as chairman and a director of Bollé, Inc. from 1997 to 2000, chairman of Lumen Technologies from 1996 to 1998, and as chairman and chief executive officer of its predecessor, Benson Eyecare Corporation from 1992 to 1996. Mr. Franklin served on the board of directors of Platform Specialty Products Corporation (“PSPC”) from

Director Since: 2014 Age: 51 • Co-Chairman of the Board

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PROPOSAL – ELECTION OF DIRECTORS >  NOMINEES FOR DIRECTOR

April 2013 until its business combination with MacDermid, Incorporated in October 2013, and continues to serve as the chairman of the combined entity. Mr Franklin also served on the board of directors of Justice Holdings Ltd (“JHL”) from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. He served on the board of Burger King Worldwide, Inc. following the business combination from 2012 until its transaction with Tim Hortons, Inc. and the creation of Restaurant Brands International Inc. (“Restaurant Brands”) in December 2014. Mr. Franklin is currently serving on the board of Restaurant Brands. Mr. Franklin also served on the board of directors of Liberty Acquisition Holdings Corp. from June 2007 until its business combination with Grupo Prisa in November 2010, and served on the board of directors of Grupo Prisa from November 2010 to December 2013. Mr. Franklin also served on the board of Liberty Acquisition Holdings International Company from January 2008 until its acquisition of Phoenix Group Holdings (formerly known as Pearl Group) in September 2009 and Freedom Acquisition Holdings, Inc. (“Freedom”), from June 2006 until its acquisition of GLG Partners L.P. (“GLG”) in November 2007 and continued to serve on the board of directors of GLG until GLG was acquired by the Man Group plc in October 2010. Mr. Franklin also served on the board of directors of Kenneth Cole Productions, Inc. from July 2005 to December 2011 and serves as a director and trustee of a number of private companies and charitable institutions.

NOAM GOTTESMAN

Noam Gottesman is the founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.

Director Since: 2014 Age: 54 • Co-Chairman of the Board
IAN G.H. ASHKEN

Ian G.H. Ashken was the co-founder of Jarden and served as its Vice Chairman and President until the consummation of Jarden’s business combination with Newell in April 2016. In April 2016, Mr. Ashken joined the board of Newell. Mr. Ashken was appointed to the Jarden board on June 25, 2001 and served as Vice Chairman, Chief Financial Officer and Secretary of Jarden from September 24, 2001. Mr. Ashken was Secretary of Jarden until February 15, 2007 and Chief Financial Officer until June 12, 2014. Mr. Ashken served as the Vice Chairman and/or Chief Financial Officer of three public companies, Benson Eyecare Corporation, Lumen Technologies, Inc. and Bollé Inc. between 1992 and 2000. Mr. Ashken also serves as a director of Platform Specialty Products Corporation. During the last five years, Mr. Ashken previously served as a director of GLG Partners, Inc. and Phoenix Group Holdings.

Age: 55

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PROPOSAL – ELECTION OF DIRECTORS >  NOMINEES FOR DIRECTOR

JEREMY ISAACS CBE

Jeremy Isaacs is a Founding Partner of JRJ Group. At JRJ Group, Mr. Isaacs is closely involved with the implementation and guidance of fund strategy, as well as the development and execution of portfolio company strategy. Prior to establishing JRJ Group, in late 2008, Mr. Isaacs held senior executive positions with Lehman Brothers with responsibility for businesses outside North America. Mr. Isaacs serves as a nonexecutive director of both Marex Spectron and Food Freshness Technology. He participates in numerous philanthropic activities, holding a range of positions, including Trustee of The Isaacs Charitable Trust, non-executive director of Imperial College Healthcare NHS Trust, member of the Bridges Development Fund Advisory Board, and Trustee of the Noah’s Ark Children’s Hospice. Mr. Isaacs is an Honorary Fellow of the London Business School. Mr. Isaacs was appointed Commander of the Order of the British Empire (CBE) in the 2015 Queen’s Birthday Honours for his services to the NHS.

Director Since: 2016 Age: 51 Committees: • Audit • Compensation (Chair)
JAMES E. LILLIE

James E. Lillie served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in April 2016. He joined Jarden in 2003 as Chief Operating Officer and was named President in 2004 and CEO in June 2011. He brings diverse business and leadership experience across a range of industries and functions enabling him to build both the strategies and operational structures required to sustain reliable growth. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (“KKR”) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. Mr. Lillie serves on the board of the US-China Business Council (USBC), a private, nonpartisan, nonprofit organization of American companies that do business in China. The USBC’s mission is to expand the US-China commercial relationship to the benefit of its membership and, more broadly, the US economy.

Director Since: 2015 Age: 54 Committees: • Audit • Compensation

LORD MYNERS OF TRURO CBE
Lord Myners is chair of Court and Council of the London School of Economics and Political Science. He served as the Financial Services Secretary in Her Majesty’s Treasury, the United Kingdom’s finance ministry, from October 2008 to May 2010. Prior to his service at the Treasury, Lord Myners served as chairman or a member of the board of several organizations, including as chairman of Guardian Media Group from 2000 to 2008, director of GLG Partners Inc. from 2007 to 2008, Director of Land Securities Group plc from 2006 to 2008 (chairman from 2007 to 2008), chairman of Marks & Spencer plc from 2004 to 2006, and chairman of Aspen Insurance Holdings Ltd from 2002 to 2007. Lord Myners served as chairman of PSPC from April 2013 until its	Director Since: 2014 Age: 67 • Lead Independent Director

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PROPOSAL – ELECTION OF DIRECTORS >  NOMINEES FOR DIRECTOR

business combination with MacDermid, Incorporated in October 2013. He also served as the chairman of JHL, a special purpose acquisition company, from February 2011 until its business combination with Burger King Worldwide, Inc. in June 2012. From 1986 to 2001, he served as a director of Gartmore Investment Management Limited. He has also served in an advisory capacity to the United Kingdom Treasury and the United Kingdom Department of Trade & Industry, with particular focus on corporate governance practices. Other positions held by Lord Myners have included chairman of the Trustees of Tate, chairman of the Low Pay Commission, a member of the Court of the Bank of England, a member of the Investment Board of GIC, Singapore’s sovereign wealth fund. Lord Myners is currently serving as a nonexecutive director of OJSC Megafon, Ecofin Water & Power Opportunities plc and RIT Capital Partners plc, the non-executive chairman of Autonomous Research LLP and as chairman and a partner of Cevian Capital LLP. Lord Myners is a graduate, with honors, from University of London and has an honorary doctorate from the University of Exeter. He is a Visiting Fellow at Nuffield College, Oxford and an Executive Fellow at London Business School.

Committees: • Nominating and Corporate Governance (Chair) • Audit
VICTORIA PARRY

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director and consultant to the funds industry. Prior to the merger of Man Group plc with GLG Partners in 2010, she was Senior Legal Counsel for GLG Partners LP. Ms. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Ms. Parry practiced as a solicitor with a leading London based firm of solicitors. Ms. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Ms. Parry is a solicitor and a member of the Law Society of England and Wales. Ms. Parry is a director of a number of other companies.

Director Since: 2016 Age: 50

BRIAN WELCH
Brian Welch is a Partner in Pershing Square Capital Management L.P., an investment adviser with over $18 billion of assets under management. Pershing Square is a concentrated, research-intensive, fundamental value investment firm based in New York City. Mr. Welch joined Pershing Square in September 2011, and is responsible for identifying, analyzing and monitoring current and prospective investment opportunities across a variety of industries. Before joining Pershing Square, Mr. Welch was a private equity analyst at The Blackstone Group from 2008 to 2011.	Director Since: 2015 Age: 29 Committees: • Compensation • Nominating and Corporate Governance

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CORPORATE GOVERNANCE

As we are a foreign private issuer, as defined by the rules of the SEC, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required for domestic issuers by both the SEC and the NYSE. While we voluntarily follow most NYSE corporate governance rules, we also take advantage of some limited exemptions, which we note in this “Corporate Governance” section.

Independence of Directors

In 2015, our Board undertook a review of director independence, which included a review of each director’s responses to questionnaires asking about any relationships with us. This review was designed to identify and evaluate any transactions or relationships between a director or any member of his or her immediate family and us, or members of our senior management or other members of our Board of Directors, and all relevant facts and circumstances regarding any such transactions or relationships. Based on this review, our Board has affirmatively determined that each of Messrs. Isaacs, Lillie, Myners and Welch and Ms. Parry meet the independence requirements of the NYSE’s corporate governance listing standards. In addition, based on Mr. Ashken’s responses to a questionnaire asking about any relationships with us, our Board has determined that Mr. Ashken is independent.

Because Messrs. Gottesman and Franklin are affiliated with entities that receive advisory fees from us, they are not independent under NYSE governance standards. In addition, Messrs. Descheemaeker and Kenyon are executive officers of the Company and therefore are not independent.

Under BVI law, there is no requirement that our Board consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Accordingly, only five out of our ten board members are independent based on NYSE independence standards. Also, while our board’s non-management directors will meet regularly in executive session without management, our Board does not intend to hold an executive session of only independent directors at least once a year as called for by the NYSE.

The Board has created the position of Lead Independent Director to facilitate and strengthen the Board’s independent oversight of our performance and strategy and to promote effective governance standards.

Board Committees

Our Board has three standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, each of which operates under a written charter adopted by the Board. Each Committee will review its charter periodically and recommend charter changes to the Board as appropriate. A current copy of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters is available through the Investor Relations – Corporate Governance – Committee Charters link on our website, www.nomadfoods.com.

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CORPORATE GOVERNANCE

The table below provides the current membership and chairperson for each of our Committees and identifies our current Lead Independent Director.

Name	Audit	Compensation	Nominating and Corporate Governance	Lead Independent Director
John Coyle*
Jeremy Isaacs CBE		(Chair)
James E. Lillie	(Chair)
Lord Myners of Truro CBE			(Chair)
Brian Welch

= Committee member

* Mr. Coyle will not be standing for re-election at the Annual Meeting. Effective as of the Annual Meeting, Ms. Parry will join the Nominating and Corporate Governance Committee.

Audit Committee

Responsibilities.  Our Audit Committee is primarily responsible for, among other things, assisting the Board in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. Our Audit Committee will meet at least quarterly with management and the independent auditors and report on such meetings to the Board. The responsibilities of our Audit Committee as set forth in its charter include the following:

•	overseeing our financial reporting process and internal controls over financial reporting;

•	overseeing the external audit of our financial statements;

•	overseeing our compliance with accounting policies;

•	ensuring that an effective system of internal and external audit and financial controls is maintained;

•	overseeing our policies and procedures with respect to risk assessment and risk management;

•	assisting the Board with oversight of the Company’s compliance with legal and regulatory matters, including whistleblowing;

•	reviewing the Company’s public disclosure; and

•	reviewing related party transactions.

Independence and Financial Expertise.  The Board reviewed the background, experience and independence of the current Audit Committee members and based on this review, the Board determined that each member of the Audit Committee:

•	meets the independence requirements of the NYSE’s corporate governance listing standards;

•	meets the enhanced independence standards for audit committee members required by the SEC; and

•	is financially literate, knowledgeable and qualified to review financial statements.

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CORPORATE GOVERNANCE

In addition, the Board determined that Mr. Lillie qualifies as an “audit committee financial expert” under SEC rules.

Compensation Committee

Responsibilities.  The responsibilities of our Compensation Committee as set forth in its charter include the following:

•	assisting the board in evaluating potential candidates for executive positions;

•	determining the compensation of our chief executive officer;

•	making recommendations to the board with respect to the compensation of other executive officers;

•	reviewing our incentive compensation and other equity-based plans; and

•	reviewing, on a periodic basis, director compensation.

Independence.  The Board reviewed the background, experience and independence of the Compensation Committee members and based on this review, the Board determined that each member of the Compensation Committee:

•	meets the independence requirements of the NYSE’s corporate governance listing standards; and

•	is a “non-employee” director within the meaning of Rule 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Responsibilities.  The responsibilities of our Nominating and Corporate Governance Committee as set forth in its Charter include the following:

•	identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board;

•	recommending directors to the board to serve as members of each committee;

•	developing and recommending a set of corporate governance principles applicable to our company and overseeing board evaluations; and

•	reviewing the structure, size and composition of the board and making recommendations to the board with regard to any changes it deems necessary.

Independence.  The Board reviewed the background, experience and independence of the Nominating and Corporate Governance Committee members, and based on this review, the Board determined that each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE’s corporate governance listing standards.

Director Compensation

Beginning June 1, 2015, each of our non-executive directors (other than Messrs. Gottesman, Franklin, Coyle and Welch) received, and in 2016, each of our non-executive directors (other than Messrs. Gottesman, Franklin, Coyle and Welch) are entitled to receive, $50,000 per year together with an

Nomad Foods	2016 Proxy Statement	12

CORPORATE GOVERNANCE

annual restricted stock grant issued under the Nomad Foods Limited Long Term 2015 Incentive Plan (“LTIP”) equal to $100,000 of ordinary shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date.

For those non-executive directors who are members of board committees (other than Messrs. Coyle and Welch), each member is entitled to receive an additional $2,000 per year. The chairman of the audit committee, currently James E. Lillie, is entitled to receive $10,000 per year and the chairmen of the Compensation and Nominating and Corporate Governance Committees, currently Jeremy Isaacs and Lord Myners respectively, are entitled to receive $7,500 per year. Messrs. Gottesman, Franklin, Coyle and Welch do not receive a fee in relation to their services as directors.

Director fees are payable quarterly in arrears. In addition, all of the Directors are entitled to be reimbursed by us for travel, hotel and other expenses incurred by them in the course of their directors’ duties.

Nomad Foods	2016 Proxy Statement	13

EXECUTIVE COMPENSATION

For the fiscal year ended March 31, 2015, the Company did not have operations or employees and, accordingly, no compensation or benefits were paid to officers. Details regarding executive compensation for the nine months ended December 31, 2015, including (i) the compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers, as well as a description of the LTIP including a summary of the material terms of the LTIP, a description of current executive employment agreements and equity awards granted thereunder, are set forth under Item 6B – Compensation of Executive Officers and Directors in the Company’s Annual Report on Form 20-F, filed with the SEC on April 1, 2016 (the “2015 Form 20-F”).

In addition, for a description of executive compensation for the nine months ended December 31, 2015, see Notes 8 “Payroll costs, share based payments and management incentive schemes” and 9 “Directors’ and Key Management emoluments” to our audited consolidated financial statements which appear in the 2015 Form 20-F.

Nomad Foods	2016 Proxy Statement	14

PROPOSAL II — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee has selected PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for 2016, and our Board has directed that our management submit that selection for ratification by our shareholders at the Annual Meeting. PwC acted as our independent registered public accounting firm for the nine months ended December 31, 2015 and the year ended March 31, 2015. The Audit Committee and the Board believe that the retention of PwC as our independent registered public accounting firm is in the best interest of the Company and our shareholders, and we are asking our shareholders to ratify the selection of PwC as our independent registered public accounting firm for 2016.

Although ratification is not required by our Memorandum and Articles or otherwise, we are submitting the selection of PwC to our shareholders for ratification because we value our shareholders’ views on our Company’s independent registered public accounting firm and as a matter of good corporate governance. The Audit Committee will consider the outcome of our shareholders’ vote in connection with the Audit Committee’s selection of our independent registered public accounting firm in the next fiscal year, but is not bound by the shareholders’ vote. Even if the selection is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time if it determines that a change would be in the best interests of our Company and our shareholders.

Principal Accountant Fees and Services

PwC acted as our independent auditor for the nine months ended December 31, 2015 and the year ended March 31, 2015. The table below sets out the total amount billed to us by PwC, for services performed in the nine months ended December 31, 2015 and the year ended March 31, 2015, and breaks down these amounts by category of service:

(€ in millions)	For the nine months ended December 31, 2015	For the year ended March 31, 2015
Audit fees	1.0	0.1
Audit-related fees	3.4	-
Tax fees	0.6	-
All other fees	-	-
Total	5.0	0.1

Audit Fees

Audit fees in the nine months ended December 31, 2015 and the year ended March 31, 2015 related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Nomad Foods	2016 Proxy Statement	15

PROPOSAL II — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit-Related Fees

Audit-related fees in the nine months ended December 31, 2015 related to professional services rendered in connection with the readmission of our shares to the London Stock Exchange and to the listing of our shares on the New York Stock Exchange, and subsequent delisting from the London Stock Exchange. In the year ended March 31, 2015 such fees related to professional services rendered in connection with our initial public offering on the LSE.

Tax Fees

Tax fees in the nine months ended December 31, 2015 and the year ended March 31, 2015 related to tax compliance and tax planning services.

All Other Fees

All other fees in the nine months ended December 31, 2015 and the year ended March 31, 2015 relate to services in connection with corporate compliance matters.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy. No such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Our Board recommends a vote FOR the ratification of the Audit Committee’s selection of PwC as our Independent Registered Public Accounting Firm for 2016.

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OTHER MATTERS

Available Information

We maintain an internet website at www.nomadfoods.com. Copies of the Committee charters of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, can be found under the Investor Relations—Corporate Governance section of our website at www.nomadfoods.com, and such information is also available in print to any shareholder who requests it through our Investor Relations department at the address below.

We will furnish without charge to each person whose proxy is being solicited, upon request of any such person, a copy of the 2015 Form 20-F as filed with the SEC, including the financial statements and schedules thereto, but not the exhibits. In addition, such report is available, free of charge, through the Investor Relations—SEC Filings section of our internet website at www.nomadfoods.com. A request for a copy of such report should be directed to Nomad Foods Limited, No. 5 New Square, Bedfont Lakes Business Park Feltham, Middlesex TW14 8HA, Attention: Investor Relations. A copy of any exhibit to the 2015 Form 20-F will be forwarded following receipt of a written request with respect thereto addressed to Investor Relations.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting

To Be Held on June 16, 2016

This Proxy Statement, including the Form of Proxy, and our 2015 Annual Report are available online at www.edocumentview.com/NOMD.

Nomad Foods	2016 Proxy Statement	17

No. 5 New Square Bedfont Lakes Business Park Feltham, Middlesex TW14 8HA	VOTE BY INTERNET - www.investorvote.com/NOMD
Use the internet to transmit your voting instructions up until the date and time indicated on the reverse side. Have your proxy card in hand when you access the web site and follow the instructions.
ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS

If you would like to reduce the costs incurred by Nomad Foods Limited in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports on Form 20-F electronically via e-mail. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-652-VOTE from the US, US Territories and Canada or 1-781-575-2300 if you are outside the US
Use any touch-tone telephone to transmit your voting instructions up until the date and time indicated on the reverse side. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided by the date and time indicated on the reverse side.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NOMAD FOODS LIMITED.
The Board of Directors recommends you vote FOR Proposals 1 and 2:
1.	Election of Directors
	Nominees:	For	Against	Abstain			For	Against	Abstain
	1a. Stéfan Descheemaeker	☐	☐	☐	2.	Ratification of the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2016.	☐	☐	☐
	1b. Paul Kenyon	☐	☐	☐
	1c. Martin E. Franklin	☐	☐	☐
	1d. Noam Gottesman	☐	☐	☐
	1e. Ian G.H. Ashken	☐	☐	☐
	1f. Jeremy Isaacs CBE	☐	☐	☐
	1g. James E. Lillie	☐	☐	☐
	1h. Lord Myners of Truro CBE	☐	☐	☐	NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.
	1i. Victoria Parry	☐	☐	☐
	1j. Brian Welch	☐	☐	☐
					For address changes and/or comments, please check this box and write them on the back where indicated.				☐
					Please indicate if you plan to attend this meeting.		☐	☐
							Yes	No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If signer is a corporation or partnership, please sign in full corporate or partnership name by duly authorized officer.

	Signature [PLEASE SIGN WITHIN BOX]		Date			Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be

Held on June 16, 2016:

This Proxy Statement, including the Form of Proxy, and our 2015 Annual Report are available online at www.edocumentview.com/NOMD.

NOMAD FOODS LIMITED THIS PROXY CARD/VOTING INSTRUCTION FORM IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ANNUAL MEETING OF SHAREHOLDERS JUNE 16, 2016

The undersigned hereby appoint(s) each of Mr. Stéfan Descheemaeker and Mr. Paul Kenyon as the attorney and proxy of the undersigned, with full power of substitution, to vote the number of shares of stock the undersigned is entitled to vote at the Annual Meeting of Shareholders of Nomad Foods Limited to be held at the Garden Inn Hotel, London Heathrow Airport, Eastern Perimeter Rd., Hounslow, Greater London TW6 2SQ, on June 16, 2016 at 9:00 a.m. London Time, and any adjournment or postponement thereof (the “Meeting”).

IF YOU ARE A SHAREHOLDER OF RECORD, THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES FOR DIRECTOR AND FOR RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016 AND ACCORDING TO THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING. VOTING INSTRUCTIONS MUST BE RECEIVED BY 11:59 P.M. LONDON TIME ON JUNE 15, 2016.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD/VOTING INSTRUCTION FORM PROMPTLY USING THE

ENCLOSED REPLY ENVELOPE.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) CONTINUED AND TO BE SIGNED ON REVERSE SIDE